

February 12, 2024

Frank Lanuto
Chief Financial Officer
Stagwell Inc.
One World Trade Center, Floor 65
New York, NY 10007

  Re: Stagwell Inc.
    Form 10-K for Fiscal Year Ended December 31, 2022
    File No. 001-13718

Dear Frank Lanuto:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services